News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Files Preliminary Economic Assessment for Ambler Project

May 26, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) has filed the Preliminary Economic Assessment (“PEA”) for its 100%-owned Ambler project in northwest Alaska, the results of which were previously announced on April 14, 2011. The PEA is available for download on NovaGold’s website at www.novagold.net, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Ambler Emerging as a High-quality Copper Project

“The Ambler project can create substantial value for shareholders,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “While we are committed to delivering significant leverage to gold prices through our world-class Donlin Creek and Galore Creek projects, NovaGold also has substantial copper resources through its ownership interest in the Ambler and Galore Creek projects. As demonstrated by the PEA, at then current metal prices the Ambler project would have a discounted NPV of US$1.6 billion, which is approximately half the current market capitalization of NovaGold. Clearly, we have a lot of work to do to advance this project to production, but the exceptionally high-grade nature of the deposit, its low geopolitical risk profile and the support of the State of Alaska and NANA, the local Alaska Native Corporation, give us confidence that we can unlock the extraordinary value of Ambler.”

The Ambler property comprises 36,670 hectares (90,624 acres) of State of Alaska mining claims and Federal patented and unpatented mining claims and hosts a number of deposits, including the high-grade copper-zinc-lead-gold-silver Arctic deposit, which is the focus of the PEA. Mineralization at the project and within the Ambler District generally consists of polymetallic (copper-zinc-lead-gold-silver) volcanogenic massive sulfide (“VMS”) occurrences.

With grades averaging 4% copper and 6% zinc (indicated resources), the Arctic deposit is one of the highest-grade VMS deposits in the world on a copper-equivalent basis. VMS mineralization can be found along the entire 110-kilometer strike length of the district. As is typical of VMS deposits, there are a number of mineralized deposits within this trend which define what is generally regarded as a significant copper-zinc district. Past exploration work on the claim block has outlined potential resources at the Horse Creek, Sunshine Creek, BT and Shungnak prospects. Limited exploration drilling along with field mapping, stream sediment sampling and geophysics has also identified numerous prospective targets for future exploration.

The project’s Net Present Value (NPV8%), using the PEA base case metal price assumptions of US$2.50/lb copper, US$1.05/lb zinc, US$1.00/lb lead, US$1,100/oz gold and US$20/oz silver, was assessed at US$718 million and US$505 million on a pre-tax and post-tax basis, respectively. The corresponding Internal Rates of Return (“IRR”) were estimated at 30% and 25%. Post-tax cash flows were estimated at US$1.7 billion, with full payback occurring in year four of operations.

Using recent metal prices of US$4.31/lb copper, US$1.20/lb zinc, US$1.20/lb lead, US$1,425/oz gold and US$36/oz silver, the pre-tax and post-tax NPV8% were assessed at US$2.2 billion and US$1.6 billion, respectively, with corresponding IRRs of 59% and 50%. Under these conditions, full payback would occur within two years of operations, with post-tax cash flows estimated at US$4.6 billion.

Added Mr. Van Nieuwenhuyse, “We must highlight that this assessment is based on developing only the Arctic deposit, one of multiple defined targets identified along a 110-kilometer trend of VMS-style mineralization. We look forward to aggressively exploring what we believe to be one of the most exciting base-metal districts in North America.”

NovaGold Resources Inc.

Ambler has Potential to Become a Significant Low-cost Copper Producer

The Ambler project has a substantial mineral resource base that was used in the PEA to develop metal production and cost forecasts:

Indicated mineral resources of 16.8 million tonnes
4.1% copper
6.0% zinc
Inferred mineral resources of 12.1 million tonnes
3.5% copper
4.9% zinc
Underground mining operation with 25-year mine life processing up to 4,000 tonnes per day using a conventional flotation circuit producing three concentrates
Average annual payable metal production estimated at 67 million pounds of copper, 80 million pounds of zinc, 12 million pounds of lead, 11,000 ounces of gold and 866,000 ounces of silver
Life-of-mine payable metal production estimated at 1.7 billion pounds of copper, 2.0 billion pounds of zinc, 291 million pounds of lead, 266,000 ounces of gold and 22 million ounces of silver
Initial startup capital of US$262 million, sustaining capital of US$167 million
Operation cost US$99.32/t milled; cash cost US$0.89/lb1 copper net of byproducts at base-case metal prices

Notes
1. The original announcement on April 14, 2011 indicated cash costs of US$0.97/lb. Cash costs have since been corrected in the technical report filed on May 10, 2011.

Development Plans for Ambler are Multifaceted and Extensive

Planned field work at the Ambler project during 2011 includes 10,000 meters of exploration and geotechnical drilling. Exploration drilling will focus on in-fill drilling to convert inferred mineral resources to a measured and indicated classification and to define additional mineral resources in the district. Geotechnical drilling will provide structural information for a greater understanding of the deposit as well as subsurface hydrologic information. In addition, the 2011 work program will focus on advancing the environmental and engineering studies required to initiate a pre-feasibility study for the project, with geotechnical, metallurgical and hydrological studies as well as environmental baseline data collection.

Strong Partnership with NANA

NovaGold has worked closely with NANA Regional Corporation (“NANA”), its Alaska Native partner at the Ambler project, since initiating work at the project. NovaGold has signed a Letter of Intent with NANA and continues to work towards finalizing an agreement for collaborative development of the Ambler district. NANA has a long-term plan to support development of its lands that bring lasting economic opportunities and a sustainable future to its people. The NANA region is located in a geologic setting that hosts some of the world’s largest base metal deposits and there is a long history of mineral development on NANA lands, including NANA’s partnership with Teck Resources Limited at Red Dog, the world’s largest zinc mine.

PEA Contributions

The PEA and resource estimates have been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 of the Canadian Securities Administrators. Neal Rigby, PhD, CEng, MIMMM and Russ White, PGeo, are the Qualified Persons responsible for preparation of the PEA and have verified that the data from their report is fairly and accurately disclosed in this news release.

Readers are cautioned that the conclusions, projections and estimates set out in this press release are subject to important qualifications, assumptions and exclusions, all of which are detailed in the PEA. To fully understand the summary information set out above, the technical report should be read in its entirety.

NovaGold Resources Inc.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-lead-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

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NovaGold Contact

Rhylin Bailie
Director, Communications & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with NANA for development of the Ambler property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; the need for cooperation with State agencies to build an access road; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.

NovaGold Resources Inc.

Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Appendix

Ambler Mineral Resource Statement
as of May 9, 2011

Resource Category	Zone	Tonnage (kt)	Metal Grades					Contained Metal
			Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Ag (g/t)	Cu (klb)	Zn (klb)	Pb (klb)	Au (koz)	Ag (koz)
Indicated	1 2 3 4 11	5,293 2,982 1,964 6,089 517	4.56 4.36 3.66 3.82 4.16	6.45 5.82 5.98 6.00 3.32	1.05 0.80 0.93 0.98 0.34	0.96 0.52 0.52 1.01 0.25	62.77 45.76 51.02 68.71 32.86	532,571 286,906 158,357 513,088 47,400	752,305 382,593 259,080 805,142 37,854	122,428 52,831 40,173 130,965 3,859	163 50 33 197 4	10,683 4,387 3,222 13,451 546
	All Zones	16,845	4.14	6.02	0.94	0.83	59.62	1,538,322	2,236,974	350,255	447	32,289
Inferred	0 1 2 3 4 11	1,191 3,166 1,559 1,307 4,492 373	2.18 3.91 4.06 3.83 3.28 4.25	2.24 5.74 5.60 5.13 4.95 3.30	0.70 0.93 0.74 0.63 0.83 0.35	0.34 0.76 0.43 0.44 0.87 0.29	4.17 54.98 43.40 48.08 57.56 33.65	57,114 273,161 139,424 110,404 324,875 34,945	58,716 400,765 192,610 147,864 489,789 27,137	18,474 64,808 25,317 18,292 81,815 2,905	13 77 22 18 126 3	159 5,596 2,175 2,020 8,312 404
	All Zones	12,087	3.53	4.94	0.79	0.67	48.04	939,923	1,316,882	211,610	260	18,667

Notes:
1.

Mineral Resources have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (November 2005). The preliminary assessment contained herein includes inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

2.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
3.	Resources stated as contained within potentially economically minable underground shapes above a $75.00/t NSR cut-off.
4.

NSR calculation is based on assumed metal prices of US$2.50/lb for copper, US$1.00/lb for zinc, US$1.00/lb for lead, US$1,000/oz for gold and US$16/oz for silver. A mining cost of US$45.00/t and combined processing and G&A costs of US$31.00 were assumed to form the basis for the resource NSR cut-off determination. Note: these metal prices and operating costs differ from those used for the cash flow model.

5.	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not sum due to rounding.

NovaGold Resources Inc.